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                                                                    Exhibit 20.1

                     RELIANCE STEEL & ALUMINUM CO. COMPLETES
                      ACQUISITION OF PRECISION STRIP, INC.

         Los Angeles, CA -- July 2, 2003 -- Reliance Steel & Aluminum Co. (NYSE:RS) announced today that it has completed its previously disclosed acquisition of Precision Strip, Inc. headquartered in Minster, Ohio. The Company purchased all of the stock of Precision Strip, Inc. and its related entity for $220 million in cash, plus the assumption of approximately $26 million of debt. The acquisition will be immediately accretive to Reliance's earnings.

         Precision Strip's sales for the fiscal year ended December 31, 2002 were $121.8 million. All current management and employee associates will remain in place at Precision Strip, a privately held metals processing company founded in 1977. Precision Strip's processing activities consist primarily of slitting and blanking flat-rolled products and include approximately 65% carbon steel, 20% aluminum and 15% stainless steel products on a "toll" basis, processing the metal for a fee, without taking ownership of the metal. The business has facilities in Minster, Kenton, Middletown, and Tipp City, Ohio; Anderson and Rockport, Indiana; Bowling Green, Kentucky and Talladega, Alabama. Precision Strip's customers include carbon steel, stainless steel and aluminum mills, as well as companies in the automotive, appliance, metal furniture and capital goods industries. Precision Strip will operate as a wholly owned subsidiary of Reliance.

         David H. Hannah, Reliance's Chief Executive Officer, said, "We believe Precision Strip is the leading "pure" toll processing company in the United States. Although Precision Strip does not maintain an inventory of metal products, the value of the metal products processed in 2002 was approximately $2 billion. The addition of Precision Strip to our Reliance "family of companies" is in sync with our focus on profitable growth, with an emphasis on product, customer and geographic diversification of our overall business. We also expect that Precision Strip should provide a higher degree of stability to our earnings and cash flow in the future."

         Tom Compton, President of Precision Strip, Inc. said, "We look forward to the future growth opportunities available to us as a subsidiary of Reliance." William Blair & Company, L.L.C. acted as financial advisor to Precision Strip and its shareholders in this transaction.

         The acquisition was funded on July 1, 2003 with borrowings on Reliance's existing $335 million syndicated bank line of credit and a new private placement of $135 million of senior secured notes. Banc of America Securities led the private placement. The investor group consists of six institutions. $60 million of the private placement notes will mature in 2011 and bear an interest rate of 4.87% and $75 million of the notes will mature in 2013 and bear an interest rate of 5.35%.
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         Reliance Steel & Aluminum Co., headquartered in Los Angeles,
California, is one of the largest metals service center companies in the United States. Through a network of 107 processing and distribution centers in 29 states and Belgium, France and South Korea, the Company provides value added metals processing services and distributes a full line of over 85,000 metal products. These products include galvanized, hot-rolled and cold-finished steel; stainless steel; aluminum; brass; copper; titanium and alloy steel sold to more than 85,000 customers in various industries.

         Reliance Steel & Aluminum Co.'s press releases and additional information are available on the Company's web site at WWW.RSAC.COM. THE COMPANY WAS RANKED NO. 1 IN SALES (FIVE-YEAR AVERAGE) IN THE METALS INDUSTRY CATEGORY OF THE 2003 FORBES PLATINUM 400 LIST OF AMERICA'S BEST BIG COMPANIES AND WAS ALSO NAMED TO THE 2002, 2001 AND 2000 LISTS.

         This release may contain forward-looking statements relating to future financial results. Actual results may differ materially as a result of factors over which Reliance Steel & Aluminum Co. has no control. These risk factors and additional information are included in the Company's reports on file with the Securities and Exchange Commission.